UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FleetCor Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

339041105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339041105	13G/A	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III, LLC EIN No.: 20-1330342
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 250,025 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 250,025 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,025 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.31%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 339041105	13G/A	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP T Associates III, LLC EIN No.: 01-0598368
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 117,205 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 117,205 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,205 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 339041105	13G/A	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III-B, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,742 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 19,742 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,742 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 339041105	13G/A	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP T Associates III-B, LLC EIN No.: 01-0624013
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 62,353 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 62,353 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,353 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 339041105	13G/A	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Fund VIII, LLC EIN No.: 98-0425021
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,879,114 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,879,114 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,879,114 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.38%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 339041105	13G/A	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates - G EIN No.: 20-2194543
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,893 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,893 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.01%
12.	TYPE OF REPORTING PERSON PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is FleetCor Technologies, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 655 Engineering Drive, Suite 300, Norcross, GA, 30092-2830.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”):

(1)	BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III LLC”),
(2)	BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III LLC”),
(3)	BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B LLC”),
(4)	BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B LLC”),
(5)	Bain Capital Fund VIII, LLC, a Delaware limited liability company (“Fund VIII”),
(6)	BCIP Associates-G, a Delaware general partnership (“BCIP G”).

BCIP Associates III, a Cayman Islands partnership (“BCIP III”) is the manager and sole member of BCIP III LLC. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”) is the managing partner of BCIP III. BCIP Trust Associates III, a Cayman Islands partnership (“BCIP T III”) is the manager and sole member of BCIP T III LLC. BCI is the managing partner of BCIP T III. BCIP Associates III-B, a Cayman Islands Partnership (“BCIP III-B”) is the manager and sole member of BCIP III-B LLC. BCI is the managing partner of BCIP III-B. BCIP Trust Associates III-B, a Cayman Islands Partnership (“BCIP T III-B”) is the manager and sole member of BCIP T III-B LLC. BCI is the managing partner of BCIP T III-B. Bain Capital Fund VIII, L.P., a Cayman Islands Partnership (“BCF VIII”) is the sole member of Fund VIII. Bain Capital Partners VIII, L.P., a Cayman Islands partnership (“Partners VIII”) is the general partner of BCF VIII. BCI is the general partner of Partners VIII. BCI is the managing partner of BCIP G.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 15, 2012 , pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCIP III, BCI, BCIP III-B, BCF VIII, BCIP G and Partners VIII is John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship

Each of BCIP T III LLC, BCIP T III-B LLC, BCIP III LLC, BCIP III-B LLC, Fund VIII, BCIP G, and BCI is organized under the laws of the State of Delaware. Each of BCIP III, BCIP III-B, BCF VIII, Partners VIII, is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 339041105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 11,331,332 shares of Common Stock of the Company, representing, in the aggregate, 13.93% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 81,317,836 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of November 1, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

As of the close of business on December 31, 2011, the following shares were owned by the Reporting Persons:

BCIP III LLC owned 250,025 shares of Common Stock of the Company, representing approximately 0.31% of the Company’s Outstanding Shares. BCIP III LLC acts through its manager and sole member BCIP Associates III.

BCIP T III LLC owned 117,205 shares of Common Stock of the Company, representing approximately 0.14% of the Company’s Outstanding Shares. BCIP T III LLC acts through its manager and sole member, BCIP T III.

BCIP III-B LLC owned 19,742 shares of Common Stock of the Company, representing approximately 0.02% of the Company’s Outstanding Shares. BCIP III-B LLC acts through its manager and sole member BCIP Associates III-B.

BCIP T III-B LLC owned 62,353 shares of Common Stock of the Company, representing approximately 0.08% of the Company’s Outstanding Shares. BCIP T III-B LLC acts through its manager and sole member, BCIP T III-B.

Fund VIII owned 10,879,114 shares of Common Stock of the Company, representing approximately 13.38% of the Company’s Outstanding Shares. Fund VIII acts through its sole member BCF VIII, which acts through its sole general partner, Partners VIII, which acts through its general partner, BCI.

BCIP G owned 2,893 shares of Common Stock of the Company, representing approximately less than 0.01% of the Company’s Outstanding Shares. BCIP G acts through its managing partner, BCI.

No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCIP III LLC	250,025
BCIP T III LLC	117,205
BCIP III-B LLC	19,742
BCIP T III-B LLC	62,353
Fund VIII	10,879,114
BCIP G	2,893

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCIP III LLC	250,025
BCIP T III LLC	117,205
BCIP III-B LLC	19,742
BCIP T III-B LLC	62,353
Fund VIII	10,879,114
BCIP G	2,893

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2012

BCIP ASSOCIATES III, LLC
By	BCIP Associates III,
its sole member
By	Bain Capital Investors, LLC,
its managing partner

BCIP T ASSOCIATES III, LLC
By	BCIP T Associates III,
its sole member
By	Bain Capital Investors, LLC
its managing partner

BCIP ASSOCIATES III-B, LLC
By	BCIP Associates III-B,
its sole member
By	Bain Capital Investors, LLC,
its managing partner

BCIP T ASSOCIATES III-B, LLC
By	BCIP T Associates III-B,
its sole member
By	Bain Capital Investors, LLC,
its managing partner

BAIN CAPITAL FUND VIII, LLC
By	Bain Capital Fund VIII, LP,
its member
By	Bain Capital Partners VIII, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

BCIP ASSOCIATES-G
By	Bain Capital Investors, LLC,
its managing partner

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 15, 2012

BCIP ASSOCIATES III, LLC,
By	BCIP Associates III,
its sole member
By	Bain Capital Investors, LLC,
its managing partner

BCIP T ASSOCIATES III, LLC
By	BCIP T Associates III,
its sole member
By	Bain Capital Investors, LLC,
its managing partner

BCIP ASSOCIATES III-B, LLC,
By	BCIP Associates III-B,
its sole member
By	Bain Capital Investors, LLC,
its managing partner

BCIP T ASSOCIATES III-B, LLC
By	BCIP T Associates III-B,
its sole member
By	Bain Capital Investors, LLC,
its managing partner

BAIN CAPITAL FUND VIII, LLC
By	Bain Capital Fund VIII, LP,
its member
By	Bain Capital Partners VIII, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

BCIP ASSOCIATES-G
By	Bain Capital Investors, LLC,
its managing partner

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director